Mail Stop 3561

December 11, 2008

R. Edward Anderson, Chief Executive Officer
Citi Trends, Inc.
104 Coleman Boulevard
Savannah, Georgia 31408

      Re: Citi Trends, Inc.
             Form 10-K for fiscal year ended February 2, 2008
             Filed April 16, 2008
             File No. 000-51315

Dear Mr. Anderson:

      We have reviewed your filing and have the following comment. In our comment we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. Please understand that after our review your response, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement, Filed on April 23, 2008

Executive Compensation, page 16

1.   You disclose that the CEO and compensation committee have established specific performance goals to calculate annual incentive awards for fiscal year 2007 (as defined in your Form 10-K as the year ended February 2, 2008), such as operating cash flows, gross margin, etc. The company, however, has not provided quantitative disclosure of the performance targets to be achieved for your named executive officers to earn their

awards. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In addition, please tell us, within the timeframe below, whether the company's targets for the fiscal year 2008 are expected to be materially different from those of fiscal year 2007. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

* * * * *

Closing Comments

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to any our comments on your filing.

If you have questions, please contact Edwin S. Kim at (202) 551-3297, the primarily legal examiner on this filing, or me at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Bruce D. Smith, CFO
        Fax: (912) 443-3094